

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 14, 2023

Jason Brooks
President and Chief Executive Officer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, OH 45764

> **Re: Rocky Brands, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2023**
> **File No. 001-34382**

Dear Jason Brooks:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

Pay-Versus-Performance, page 24

1. Please identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2. Refer to footnote (1)(b) and related amounts deducted and added in the related chart provided pursuant to Regulation S-K Item 402(v)(2)(iii). It is not clear from the disclosure whether the calculations represent the fair value of equity awards at fiscal year end or vesting date or the <u>change</u> in fair value of equity awards from the end of the prior fiscal year. We note tabular row headings that refer to "Change in FV;" however, footnote (b) states that the fair values were measured "as of the end of each fiscal year and of each vesting date." Please ensure that your disclosure clearly identifies, for each of the numerical amounts deducted and added, whether the amount represents either a change in fair value, and the period over which such change is measured, or the fair value as of the relevant measurement date. See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

3.     We note that you have placed footnote (3) in the "Net Income" column of your pay versus performance table. Based on the disclosure made in footnote (3), it appears that footnote (3) should be located in your "Standard & Poor's Footware Index Total Shareholder Return" column.  If this is correct, please ensure that in your future filings any footnotes refer to the most relevant column.

4.     Refer to the bar graphs showing the relationships required by Regulation S-K Item 402(v)(5).  It appears that the dollar amounts signified by the bars representing compensation actually paid to the PEO are higher than the numbers shown in the pay versus performance table.  For example, in the graph entitled "Compensation Actually Paid vs. Adjusted Operating Income" the PEO compensation actually paid bar for 2021 appears to extend above $800,000, whereas the amount of compensation actually paid the PEO for that year, as shown in the pay versus performance table, was $761,835.  It appears that there may be similar discrepancies for other metrics in these graphs. Please ensure that your disclosures provided pursuant to Regulation S-K Item 402(v)(5) reflect the values shown in the pay versus performance table.

     Please contact Eric Envall at (202) 551-3234 or Amanda Ravitz at (202) 551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program